UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Hellenic Telecommunications Organization S.A.
__________________________________
(Name of Issuer)

Common Registered Shares, nominal value EUR 2.39 per share
________________________________
(Title of Class of Securities)

X3258B 102
________________________________
(CUSIP Number)

Guillaume Maisondieu
Senior Vice President
(Chief Accounting Officer)
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0
_____________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2011
_______________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. X3258B 102
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deutsche Telekom AG IRS identification number not applicable.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 196,060,156*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 196,060,156*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,060,156*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%*
14		TYPE OF REPORTING PERSON CO
* See, however, Item 5.

This Amendment No. 9 (this “Amendment”) amends and supplements the Schedule 13D filed on May 23, 2008, as previously amended (the “Schedule 13D”), of Deutsche Telekom AG (“DTAG”), with respect to the common registered shares, nominal value EUR 2.39 per share (the “Shares”), of Hellenic Telecommunications Organization S.A. (“OTE”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background.

The name, business address, citizenship and present principal occupation of each current executive officer and director of DTAG are set forth in Schedule A-1 hereto and are incorporated herein by reference.  Schedule A-1 hereto revises and replaces the Schedule A-1 previously incorporated into the Schedule 13D.

During the last five years, neither DTAG nor, to the knowledge of DTAG, any person listed on Schedule A-1 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

DTAG will acquire 49,015,038 Shares (the “Second Put Shares”), from HR upon the closing of the transaction which is scheduled to occur on or before July 11, 2011. The exact purchase price per Share, which under the terms of the HR Purchase Agreement is established as 115% of the volume weighted average trading price of the Shares on the ATHEX for the last 20 trading days prior to the date of HR’s notice, and the aggregate price have not yet been finally determined.  The source of the funds for such payment will be existing cash balances.

Item 4.  Purpose of Transaction.

On June 6, 2011, HR irrevocably notified DTAG of its intent to exercise the second of two put options granted to HR by DTAG under the HR Purchase Agreement previously described in the Schedule 13D (the “Second Put Option”).  Pursuant to the terms of the Second Put Option, DTAG will acquire 49,015,038 Shares of OTE, the Second Put Shares, from HR on or before July 11, 2011.

As a result of the exercise of the Second Put Option, DTAG now beneficially owns 196,060,156 Shares of OTE, representing 40% plus one share of the outstanding capital of OTE.  DTAG understands that, following the completion of the sale of the Second Put Shares to DTAG, HR will own directly or indirectly 49,015,043 Shares of OTE, representing approximately 10.0% of the outstanding capital of OTE.  Based on information contained in OTE’s annual report on Form 20-F for the fiscal year ended on December 31, 2009, DTAG understands that HR has transferred Shares representing 4% of the outstanding capital of OTE to one of HR’s state pension funds.  Such Shares remain subject to the Shareholders’ Agreement.

The voting and corporate governance arrangements contained in the Shareholders’ Agreement, as previously disclosed, remain in effect, unchanged by the exercise of the Second Put Option. The board of directors of OTE is currently comprised of ten members, five nominees of DTAG and five nominees of HR.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of the date hereof, DTAG directly owns 147,045,118 Shares of OTE and, as a result of the exercise of the Second Put Option, beneficially owns an additional 49,015,038 Shares of OTE, the Second Put Shares, which together in the aggregate equal 196,060,156 Shares of OTE and represent approximately 40% plus one share of the total outstanding Shares, based on information contained in OTE’s annual report on Form 20-F for the fiscal year ended on December 31, 2009.  As of the date hereof, DTAG has no voting power over the Second Put Shares.

Until completion of the sale of the Second Put Shares to DTAG, neither DTAG nor HR may dispose of the Second Put Shares (other than in connection with the sale contemplated by the Second Put Option).  Upon completion of the sale, DTAG will have sole voting and dispositive power over all Shares it owns, including the Second Put Shares.

As a result of the provisions of the Shareholders’ Agreement, DTAG might be deemed also to beneficially own, as defined in Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended, the 49,015,043 Shares that will be held by HR, directly or indirectly through its state pension fund, following completion of the sale of the Second Put Shares.  DTAG disclaims beneficial ownership of such other Shares.

(c) Except for the acquisition of beneficial ownership of the 49,015,038 Second Put Shares by DTAG, by virtue of the exercise of the Second Put Option described herein, the transfer of which will close on or before July 11, 2011, no transactions in Shares of OTE were effected during the past sixty days by DTAG or, to the best of its knowledge, any of the persons listed in Schedule A-1.

(d)-(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The acquisition of beneficial ownership of the Second Put Shares described in this Amendment was the result of the exercise by HR of the Second Put Option.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2011

DEUTSCHE TELEKOM AG

By:	/s/ Guillaume Maisondieu

Name:	Guillaume Maisondieu
Title:	Senior Vice President (Chief Accounting Officer)

Schedule A-1

Directors and Executive Officers of Deutsche Telekom AG

The following tables I and II set forth the names, business addresses and present principal occupation of each director and executive officer of DTAG. Unless otherwise noted, each of the persons listed below is principally employed by DTAG and is a citizen of the Federal Republic of Germany.

I. Board of Management

Name	Business Address	Present Principal Occupation
René Obermann	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Board of Management

Timotheus Höttges	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Member of the Board of Management (responsible for Finance)

Dr. Manfred Balz	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Member of the Board of Management (responsible for Data Privacy, Legal Affairs and Compliance)

Reinhard Clemens	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Member of the Board of Management (responsible for T-Systems)

Niek Jan van Damme a	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Member of the Board of Management (responsible for Germany)

Edward R. Kozel b	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Member of the Board of Management (responsible for Technology and Innovation)

Thomas Sattelberger	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Member of the Board of Management (responsible for Human Resources)

a	Responsible for Europe in an acting capacity with effect from April 1, 2011
b	Citizen of the United States.

II. Supervisory Board

Name	Business Address	Present Principal Occupation
Prof. Dr. Ulrich Lehner	Henkelstraße 67 Düsseldorf, Germany 40589	Member of the Shareholders’ Committee, Henkel AG & Co. KGaA, Düsseldorf; Chairman of the Supervisory Board Deutsche Telekom AG, Bonn

Lothar Schröder	Paula-Thiede-Ufer 10 Berlin, Germany 10179	Member of the ver.di National Executive Board, Berlin, Deputy Chairman of the Supervisory Board Deutsche Telekom AG, Bonn

Jörg Asmussen,	Wilhelmstr. 97 Berlin, Germany 10117	State Secretary, Federal Ministry of Finance, Berlin

Hermann-Josef Becker	Friedrich-Ebert-Allee 140 Bonn, Germany 53113
Member of the management of Deutsche Telekom Direct Sales and Consulting as well as Chairman of the Group Executive Staff Representation Committee and Executive Staff Representation Committee, Deutsche Telekom AG, Bonn

Dr. Wulf H. Bernotat	c/o E.ON Ruhrgas AG Brüsseler Platz 1 45131 Essen	Former Chairman of the Board of Management of E.ON AG, Düsseldorf

Monika Brandl	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Central Works Council at Group Headquarters/GHS, Deutsche Telekom AG, Bonn

Hans Martin Bury	Mainzer Landstr. 41 Frankfurt, Germany 60329	Managing Partner Hering Schuppener Consulting Corporate Affairs & Public Strategies GmbH, Düsseldorf

Dr. Hubertus von Grünberg	c/o Jutta Voigt Alte Herrenhäuser Str. 13 30419 Hannover	Serves on several supervisory boards, including as Chairman of the Board of Directors ABB Ltd. Zurich, Switzerland

Lawrence H. Guffey*	40 Berkeley Square London, Great Britain W1J 5AL	Senior Managing Director, The Blackstone Group International Ltd., London, United Kingdom

Ulrich Hocker	Peter-Müller-Str. 14 40468 Düsseldorf	Manager in Chief, Deutsche Schutzvereinigung für Wertpapierbesitz e.V. (DSW), Düsseldorf

Lothar Holzwarth	Nauheimer Str. 101 Stuttgart, Germany 70372	Chairman of the Central Works Council at Telekom Deutschland GmbH, Bonn

Hans-Jürgen Kallmeier	Hahnstr. 43d 60528 Frankfurt	Chairman of the Central Works Council T-Systems International GmbH, Frankfurt

Sylvia Kühnast	Vahrenwalderstr. 245-237 Hanover, Germany 30157	Expert consultant to the Central Works Council, Telekom Deutschland GmbH, Hanover

Waltraud Litzenberger	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairwoman of the Group Works Council and the European Works Council at Deutsche Telekom AG, Bonn

Michael Löffler	Querstraße 1-3 Leipzig, Germany 04103	Member of the Works Council, Deutsche Telekom Netzproduktion GmbH, Bonn, Technical Infrastructure Branch Office, Central/Eastern District, Leipzig

Prof. h.c. (CHN), Dr.-Ing. E.h. Dr. Ulrich Middelmann	Villa Bredeney Frankenstr. 348 45133 Essen	Former Vice Chairman of the Executive Board ThyssenKrupp AG, Düsseldorf

Dr. Ulrich Schröder	Palmengartenstr. 5-9 Frankfurt, Germany 60325	Chairman of the Managing Board KfW, Frankfurt

Michael Sommer	Henriette-Herz-Platz 2 Berlin, Germany 10178	Chairman, German Confederation of Trade Unions (DGB), Berlin

Sibylle Spoo	Paula-Thiede-Ufer 10 10179 Berlin	Lawyer, Trade Union Secretary at the ver.di Federal Administration, Berlin

Dr. h.c. Bernhard Walter	c/o Commerzbank AG Neckarstr. 9 60329 Frankfurt	Former Chairman of the Board of Managing Directors, Dresdner Bank AG, Frankfurt

*	Citizen of the United States.

EXHIBIT INDEX

Exhibit 1	Letter Agreement between Marfin Investment Group and Deutsche Telekom AG, dated March 15, 2008	*
Exhibit 2	Letter Agreement between Marfin Investment Group and Deutsche Telekom AG, dated April 30, 2008, amending their Letter Agreement, dated March 15, 2008	*
Exhibit 3	Share Purchase Agreement between the Hellenic Republic and Deutsche Telekom AG, dated May 14, 2008	**
Exhibit 4	Shareholders’ Agreement between the Hellenic Republic and Deutsche Telekom AG, dated May 14, 2008	**
Exhibit 5	Share Purchase Agreement between the Hellenic Republic and Deutsche Tekeom AG, dated July 29, 2009	***

*	Previously filed as an Exhibit to the Schedule 13 D on May 23, 2008.
**	Previously filed as an Exhibit to Amendment No. 1 to the Schedule 13D on June 20, 2008.
***	Previously filed as an Exhibit to Amendment No. 8 to the Schedule 13D on August 13, 2009.